082-03470

RECEIVED
2007 MAY 22 A 8:49
OFFICE OF INTERNATIONAL CORPORATE FINANCE

ITC Limited

Registered Office
Virginia House
37, J. L. Nehru Road, Kolkata 700 071 India
Telephone : 91 33 22889371
Fax : 91 33 2288 2259/2260/1256

14th May, 2007

The Manager
Listing Department
National Stock Exchange
of India Ltd.
Exchange Plaza,
Plot No. C-1, G Block
Bandra-Kurla Complex
Bandra (East)
Mumbai 400 051

The Dy. General Manager
Corporate Relationship Dept.
Bombay Stock Exchange Ltd.
1st floor, New Trading Ring
Rotunda Building, P. J. Towers
Dalal Street, Fort
Mumbai 400 001

The Secretary
The Calcutta Stock
Exchange Association Ltd.
7, Lyons Range
Kolkata 700 001

07023701

SUPPL

Dear Sirs,

Further to our letter dated 28th October, 2006, we write to advise that consequent upon acquisition of the balance 49.02% shareholding of King Maker Marketing, Inc., USA (KMM), KMM became a wholly owned subsidiary of the Company with effect from 9th May, 2007.

Yours faithfully,
ITC Limited

(B. B. Chatterjee)
Executive Vice President &
Company Secretary

PROCESSED
MAY 24 2007
THOMSON
FINANCIAL

cc: Securities Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Mail Stop 3-9
450 Fifth Street
Washington DC 20549
U.S.A.

cc: Societe de la Bourse de Luxembourg
11 Avenue de la Porte - Neuve
L-2227 Luxembourg.

END